UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 15, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SunPower Corporation

File No. 1-34166 - CF#28992

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   SunPower Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 2, 2012.

   Based on representations by SunPower Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.3   through October 31, 2017

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

         Sonia Gupta Barros
         Special Counsel